MEMORANDUM

TO:     John Kirk

FROM:     Amy Robinson

DATE:   October 19, 2006

RE:      Permission

John,

Per our conversation, you have DSA's permission to quote statistics that appear on our Web site at www.dsa.org in the your filing documents. Please attribute all information to "Direct Selling Association, ww.dsa.org."

/s/ Amy Robinson

Amy Robinson
Director, Communications and Media Relations
arobinson@dsa.org
(202) 452-8866
www.dsa.org